United States securities and exchange commission logo





                          July 16, 2020

       Ella Traistaru
       Chief Financial Officer
       Emerald Bioscience, Inc.
       130 North Marina Drive
       Long Beach, California 90803

                                                        Re: Emerald Bioscience,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 13, 2020
                                                            File No. 333-239826

       Dear Ms. Traistaru:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark Lee